SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

Notice to the Market - TIM joins the home fixed market

Rio de Janeiro, September 10th, 2008 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), which retains direct control of TIM Celular S.A. and indirect control of TIM Nordeste S.A., providing nationwide telecommunication services, announces today the launch of TIM Fixo, a product aimed to the home fixed market.

TIM Fixo is a post-paid service aimed to clients who wish to use the TIM fixed service to receive and make calls from their home zone. The new product, which works through TIM's GSM network, does not need to be installed, is free from registration and subscription fees and also, offers value-added services at no additional cost.

After acquiring the offer, clients activate the fixed number and can start to use all TIM Fixo's services and benefits. At first, TIM will offer 250 minutes of local calls to fixed numbers for R$29.90 per month and competitive national and international long-distance tariffs, in addition to a 30% discount on calls to TIM mobile numbers.

TIM Fixo will be offered to around 300 municipalities with TIM's STFC coverage (Fixed Commuted Telephone Service), including all the state capitals and cities with more than 500,000 inhabitants, covering 60% of the Brazilian’s urban population. The new service is available in all Brazilian states, including the localities of the first national codes where number portability began in September, 1st: 14 and 17 (São Paulo), 27 (Espírito Santo), 37 (Minas Gerais), 43 (Paraná), 62 (Goiás), 67 (Mato Grosso do Sul) and 86 (Piauí). In these localities, fixed clients from other operators can transfer their numbers to TIM by hiring TIM Fixo.

With this new product, TIM, the largest GSM operator in South America, reinforces its convergence strategy by offering the widest communication services portfolio in the market, including mobile service, broadband, pay TV (through partnerships) and now, the home fixed service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.